FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 5, 2015;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2015; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2015.

November 5, 2015

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2015

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2015. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary. On September 9, 2015, the Corporation’s interest in Quebecor Media was increased from 75.4% to 81.1% following the repurchase by Quebecor Media of 7,268,324 Common Shares of its capital stock held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec.

Highlights

Third quarter 2015

➢	Revenues: $971.7 million, up $83.9 million (9.5%) from the same period of the previous year.

➢	Adjusted operating income:[1] $391.4 million, up $29.6 million (8.2%).

➢	Net income attributable to shareholders: $85.1 million ($0.69 per basic share) in the third quarter of 2015, compared with $45.1 million ($0.37 per basic share) in the same period of 2014, a favourable variance of $40.0 million ($0.32 per basic share).

➢

Adjusted income from continuing operations:[2] $74.0 million ($0.60 per basic share) in the third quarter of 2015, compared with $58.1 million ($0.47 per basic share) in the same period of 2014, an increase of $15.9 million ($0.13 per basic share) or 27.4%.

➢	On October 15, 2015, the Supreme Court of Canada rejected an application from Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, for leave to appeal the Court of Appeal of Quebec judgement ordering it to pay compensation to Videotron Ltd. (“Videotron”) and TVA Group Inc. (“TVA Group”). Accordingly, a $139.1 million non-adjusted-operating-income gain on litigation was recognized in the third quarter of 2015.

➢	On September 9, 2015, Quebecor Media repurchased a portion of CDP Capital’s interest for $500.0 million, increasing the Corporation’s interest in Quebecor Media from 75.4% to 81.1%.

➢	The Telecommunications segment’s revenues were up $43.0 million (6.0%) in the third quarter of 2015 and its adjusted operating income was up $11.2 million (3.3%) despite an $8.3 million unfavourable variance in one-time items. Videotron’s revenues from mobile telephony increased by $30.8 million (40.7%), from Internet access services by $15.3 million (7.1%), and from the Club illico over-the-top video service by $2.5 million (73.5%).

➢

Videotron’s average monthly revenue per user[3] (“ARPU”) increased by $10.92 (8.7%) from $126.02 in the third quarter of 2014 to $136.94 in the third quarter of 2015, including an increase of $4.94 (11.2%) in revenues from the mobile telephony service.

➢	Revenue-generating units:[4] Net increase of 85,800 units (1.6%) in the third quarter of 2015, including increases of 39,600 subscriber connections to the mobile telephone service, 35,700 subscriptions to the over-the-top video service and 20,400 subscriptions to the cable Internet access service.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	See “Average monthly revenue per user” under “Definitions.”
[4]	The sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

➢	Over the 12-month period ended September 30, 2015, the total number of revenue-generating units increased by 185,700 (3.4%), including an increase of 152,100 subscriber connections to the mobile telephony service, the largest 12-month increase since 2011. Subscriptions to the over-the-top video service increased by 84,800 during the 12-month period.

➢	The Media segment’s revenues were up by $39.7 million (21.3%) in the third quarter of 2015 and its adjusted operating income by $19.0 million (78.2%) due, among other things, to the strong performance of MELS studios, acquired in December 2014.

“Our Corporation grew its revenues and adjusted operating income in the third quarter of 2015,” said Pierre Dion, President and CEO of Quebecor. “Revenues increased in all our business segments. The solid performance reflects our effective investments and business development strategy. The strong third-quarter results were driven by the continuing success of Videotron’s service offering, particularly mobile telephony, which is steadily expanding its customer base, and by successful revenue diversification in the Media segment, with the acquisition of substantially all of the assets of MELS studios and the emergence of the TVA Sports specialty channel. It is also noteworthy that adjusted income from continuing operations was up $15.9 million, or 27.4%, in the third quarter of 2015 compared with the same period of 2014.”

“Once again, the Telecommunications segment posted very strong results, increasing both its revenues and its operating income,” commented Manon Brouillette, President and CEO of Videotron. “It should be noted that the increase in adjusted operating income would have been greater still were it not for the impact of one-time items. The results were again driven by the excellent performance of our mobile telephony service, which now serves 742,500 customers, and our Internet access service, which has more than 1.5 million customers. I should also mention the significant growth of our Club illico over-the-top video service, the Canadian standard for French-language on-demand subscription content, available without limitation to its 228,500 subscribers. Revenues from our business services also jumped 13.7% in the third quarter of 2015, reflecting our sustained growth in this developing segment.

“The number of connections to the mobile telephony service increased by 152,100 (25.8%) during the 12-month period ended September 30, 2015, the largest 12-month gain for the service since 2011, despite the highly competitive market environment. Total ARPU for all of Videotron’s services was up $10.92 (8.7%) to $136.94 in the third quarter of 2015, again propelled by the growth of the mobile telephony service, whose ARPU rose by $4.94 (11.2%). This success is closely related to the performance of our LTE network, which was rated ‘the fastest in Canada’ by a report from the UK-based firm OpenSignal released in September.

“To enhance its offering of hosting and data processing services to its business customers, Videotron announced capital expenditures of $75.0 million over several years to expand the 4Degrees Colocation Inc. data centre in Québec City and build a new 4,000 square-metre data centre in Montréal. These investments are the second phase of an initiative launched in March with the acquisition of the Québec City data centre. Our two data centres, which meet the highest industry standards, equip us to meet our business customers’ surging data processing needs.

“In keeping with its commitment to innovation and its determination to stay at the industry’s leading edge, Videotron released the illico 4K ultra-HD PVR during the quarter, becoming the first Canadian telecommunications provider to offer customers throughout its service area ultra-high-definition on a commercial basis. We also launched Unlimited Music, a service that allows some subscribers to our LTE mobile network to stream music via the most popular platforms without restriction and without using their mobile data plan,” Ms. Brouillette concluded.

“The Media segment grew its revenues by $39.7 million (21.3%) and its adjusted operating income by $19.0 million (78.2%),” noted Julie Tremblay, President and CEO of Media Group. “Our business acquisition strategy made a significant contribution to adjusted operating income, thanks to the addition of the results of MELS, a flagship of Québec’s film production and audiovisual services industry that has earned an international reputation. Our strong results were also due to our strategy of investing in new products, including the TVA Sports specialty channel, whose subscriber base has shot up since its creation in September 2011, contributing to the improved third quarter 2015 results. Finally, our cost-reduction and control program has also helped maintain the profitability of our over-the-air television network (TVA Network).

“In print and electronic media, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures remain Québec’s news leaders, according to the most recent Vividata survey data for Fall 2015. Every week, they reach a total of more than 3.8 million readers across all platforms (print, mobile and Web). TVA Publications is now Canada’s magazine industry leader with 10.8 million readers across all platforms. We are very proud of these excellent results and pleased by the popularity of our dailies on print and digital platforms alike. This success confirms the soundness of our decision to focus on our print editions while continuing intensive innovation on the digital front to offer our readers multiplatform options and meet our advertisers’ specific needs.”

In the Sports and Entertainment segment, the Videotron Centre has already welcomed more than 300,000 guests since its official opening in September 2015. It has successfully hosted numerous sporting and entertainment events, and an extensive schedule of events has been announced for the coming weeks and for 2016. In connection with the effort to land a National Hockey League (“NHL”) franchise, whose home arena would be the Videotron Centre, Quebecor management presented its business plan to the NHL Executive Committee at the NHL’s head office in New York City in September.

Finally, other long-term development initiatives were announced during the quarter, including a strategic partnership between Quebecor Content and NBCUniversal International Studios to develop new entertainment formats. The creation of Goji, a project that provides support for the best YouTube content creators to help them develop their brands, and an agreement with the French company meltygroup, which operates a suite of websites for young people aged 15 to 30, will also position Quebecor to make major breakthroughs in the booming market for content aimed at young adults.

In September 2015, Quebecor Media completed the repurchase of a portion of CDP Capital’s interest in its capital stock, as part of its plan, launched in October 2012, to purchase and repurchase the Quebecor Media shares held by the Caisse de dépôt et placement du Québec. “We are reaffirming our long-term goal of making Quebecor the sole shareholder in Quebecor Media,” said Jean-François Pruneau, CFO of Quebecor. “This transaction was financed in accordance with our basic objective of maintaining sound balance sheet management. It is a positive move both for our financial partner, which has supported us since the creation of Quebecor Media in 2000, and for our shareholders.”

“Quebecor thus posted strong consolidated financial results in the third quarter of 2015 as it pursued its business plan focused on investment in activities with strong developmental potential,” commented Pierre Dion. “The Corporation remains favourably positioned to achieve its profitability and growth objectives for full year 2015 and future years.”

Table 1

Quebecor third quarter financial highlights, 2011 to 2015

(in millions of Canadian dollars, except per share data)

	2015	2014	2013[1]	2012[1]	2011[1]
Revenues	$971.7	$887.8	$883.4	$841.3	$796.5
Adjusted operating income	391.4	361.8	364.2	337.2	298.8
Income from continuing operations attributable to shareholders	87.0	9.8	12.9	124.1	20.8
Net income (loss) attributable to shareholders	85.1	45.1	(188.8)	17.1	25.0
Adjusted income from continuing operations	74.0	58.1	58.8	51.7	33.7
Per basic share:
Income from continuing operations attributable to shareholders	0.71	0.08	0.10	0.98	0.16
Net income (loss) attributable to shareholders	0.69	0.37	(1.53)	0.14	0.20
Adjusted income from continuing operations	0.60	0.47	0.47	0.41	0.26

[1]	The financial figures for 2011 to 2013 have been restated to reflect changes in accounting policy for the accounting of convertible debentures.

Discontinued operations

On September 27, 2015, Quebecor closed the sale of the retail business of Archambault Group Inc., including the 14 Archambault stores, the archambault.ca portal, and the English-language Paragraphe Bookstore, to Groupe Renaud-Bray inc. for a cash consideration of $14.5 million, less disposed-of cash in the amount of $1.1 million, plus a $3.2 million balance receivable subject to certain adjustments related to working capital items. The transaction was approved by the Competition Bureau on September 4, 2015. On April 13, 2015, Quebecor Media closed the sale of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, less disposed-of cash in the amount of $1.9 million. The transaction was approved by the Competition Bureau on March 25, 2015. On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News. The operating results and cash flows related to all those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

2015/2014 third quarter comparison

Revenues: $971.7 million, an $83.9 million (9.5%) increase.

•	Revenues increased in Telecommunications ($43.0 million or 6.0% of segment revenues), Media ($39.7 million or 21.3%) and Sports and Entertainment ($4.1 million or 33.9%).

Adjusted operating income: $391.4 million, a $29.6 million (8.2%) increase.

•

Adjusted operating income increased in Media ($19.0 million or 78.2% of segment adjusted operating income) and Telecommunications ($11.2 million or 3.3%). There was a $3.3 million increase at Head Office, due mainly to the favourable variance in the fair value of stock options.

•	The Sports and Entertainment segment posted an unfavourable variance in adjusted operating income ($3.9 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.2 million favourable variance in the stock-based compensation charge in the third quarter of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $1.7 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2015.

Net income attributable to shareholders: $85.1 million ($0.69 per basic share) in the third quarter of 2015, compared with $45.1 million ($0.37 per basic share) in the same period of 2014, a favourable variance of $40.0 million ($0.32 per basic share).

•	The favourable variance was due primarily to:

•	$137.2 million favourable variance in the gain on litigation, restructuring of operations and other special items;

•	$79.0 million favourable variance in the gain on valuation and translation of financial instruments, including $79.4 million without any tax consequences;

•	$29.6 million increase in adjusted operating income;

•	$7.5 million favourable variance in non-controlling interest;

•	$4.4 million decrease in financial expenses.

Partially offset by:

•	$146.0 million increase in non-cash charge for impairment of goodwill and other assets, including $54.9 million without any tax consequences;

•	$49.1 million unfavourable variance in losses and gains on discontinued operations;

•	$3.6 million increase in the depreciation and amortization charge.

In the third quarter of 2015, the Corporation completed its annual review of its three-year strategic plan. Declining newspaper and commercial printing volumes at the Mirabel printing plant and continuing pressure on advertising revenues in the newspapers and television businesses led the Corporation to perform additional impairment tests on its Newspapers and Broadcasting cash-generating units (“CGUs”). The Corporation concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. Accordingly, a $55.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recognized for the Broadcasting CGU.

Adjusted income from continuing operations: $74.0 million ($0.60 per basic share) in the third quarter of 2015, compared with $58.1 million ($0.47 per basic share) in the same period of 2014, an increase of $15.9 million ($0.13 per basic share).

2015/2014 year-to-date comparison

Revenues: $2.86 billion, a $204.7 million (7.7%) increase.

•	Revenues increased in Telecommunications ($125.8 million or 6.0% of segment revenues), Media ($91.5 million or 15.9%) and Sports and Entertainment ($7.3 million or 19.4%).

Adjusted operating income: $1.08 billion, a $23.2 million (2.2%) increase.

•	Adjusted operating income increased in Telecommunications ($29.0 million or 2.9% of segment adjusted operating income) and in Media ($1.9 million or 4.1%).

•	The Sports and Entertainment segment posted an unfavourable variance in adjusted operating income ($5.3 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.4 million favourable variance in the stock-based compensation charge in the first nine months of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $6.7 million unfavourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2015.

Net income attributable to shareholders: $186.6 million ($1.52 per basic share) in the first nine months of 2015, compared with $29.4 million ($0.24 per basic share) in the same period of 2014, a favourable variance of $157.2 million ($1.28 per basic share).

•	The favourable variance was due primarily to:

•	$130.2 million favourable variance in the gain on litigation, charge for restructuring of operations and other special items;

•	$96.1 million favourable variance in gains and losses on valuation and translation of financial instruments, including $95.6 million without any tax consequences;

•	$78.6 million favourable variance in the loss related to discontinued operations;

•	$23.2 million increase in adjusted operating income;

•	$16.7 million decrease in financial expenses;

•	$6.6 million favourable variance in losses on debt refinancing.

Partially offset by:

•	$146.0 million increase in non-cash charge for impairment of goodwill and other assets, including $54.9 million without any tax consequences;

•	$29.2 million increase in the amortization charge;

•	$19.5 million unfavourable variance in non-controlling interest.

Adjusted income from continuing operations: $181.9 million in the first nine months of 2015 ($1.48 per basic share), compared with $159.1 million ($1.29 per basic share) in the same period of 2014, an increase of $22.8 million ($0.19 per basic share).

Financial transactions

•

On September 15, 2015, Videotron issued $375.0 million aggregate principal amount of 5.75% Senior Notes maturing on January 15, 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million. Videotron used the proceeds to repay a portion of the amounts due under the terms of its credit facilities.

•

On September 9, 2015, the Corporation’s interest in Quebecor Media increased from 75.36% to 81.07% following the repurchase by Quebecor Media of 7,268,324 Common Shares of its capital stock held by CDP Capital for an aggregate purchase price of $500.0 million, payable in cash. All shares purchased under the bid were cancelled. As a result CDP Capital’s interest in Quebecor Media was reduced from 24.64% to 18.93%.

•

On July 16, 2015, Videotron prepaid and withdrew the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, and unwound the hedges in an asset position. On the same date, Videotron prepaid and withdrew the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million.

Dividend

On November 4, 2015, the Board of Directors of Quebecor declared a quarterly dividend of $0.035 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”), payable on December 15, 2015 to shareholders of record at the close of business on November 20, 2015. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On July 29, 2015, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of July 29, 2015. The purchases will be made from August 13, 2015 to August 12, 2016, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and will be made in accordance with the requirements of that Exchange. All shares purchased under the bid will be cancelled.

In the first nine months of 2015, the Corporation purchased and cancelled 368,300 Class B Shares for a total cash consideration of $11.1 million (455,000 Class B Shares for a total cash consideration of $11.7 million in the first nine months of 2014). The $9.7 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded in reduction of retained earnings ($10.0 million in the first nine months of 2014).

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2015 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2015 results on November 5, 2015, at 10:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 90393#. A tape recording of the call will be available from November 5, 2015 to February 5, 2016 by dialling 1 877 293-8133, conference number 1187341, access code for participants 90393#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2014.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 5, 2015 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.07% interest in Quebecor Media, which employs close to 12,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, gain on litigation, charge for restructuring of operations and other special items, impairment of goodwill and other assets, loss on debt refinancing, income taxes, and (loss) gain on discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Adjusted operating income (loss):
Telecommunications	$351.1	$339.9	$1,036.8	$1,007.8
Media	43.3	24.3	48.7	46.8
Sports and Entertainment	(5.1)	(1.2)	(9.3)	(4.0)
Head Office	2.1	(1.2)	3.7	6.1

	391.4	361.8	1,079.9	1,056.7
Depreciation and amortization	(168.6)	(165.0)	(517.1)	(487.9)
Financial expenses	(80.7)	(85.1)	(249.3)	(266.0)
Gain (loss) on valuation and translation of financial instruments	53.8	(25.2)	94.6	(1.5)
Gain on litigation, restructuring of operations and other special items	135.0	(2.2)	124.9	(5.3)
Impairment of goodwill and other assets	(197.0)	(51.0)	(227.0)	(81.0)
Loss on debt refinancing	—	—	(12.1)	(18.7)
Income taxes	(45.1)	(26.1)	(72.5)	(73.0)
(Loss) income from discontinued operations	(2.7)	46.4	(18.8)	(97.4)

Net income	$86.1	$53.6	$202.6	$25.9

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, gain on litigation, charge for restructuring of operations and other special items, impairment of goodwill and other assets, loss on debt refinancing, net of income tax related to adjustments and net income (loss) attributable to non-controlling interests related to adjustments, and before (loss) income from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Adjusted income from continuing operations	$74.0	$58.1	$181.9	$159.1
Gain (loss) on valuation and translation of financial instruments	53.8	(25.2)	94.6	(1.5)
Gain on litigation, charge for restructuring of operations and other special items	135.0	(2.2)	124.9	(5.3)
Impairment of goodwill and other assets	(197.0)	(51.0)	(227.0)	(81.0)
Loss on debt refinancing	—	—	(12.1)	(18.7)
Income taxes related to adjustments[1]	(5.1)	6.0	(1.2)	13.8
Net income attributable to non-controlling interest related to adjustments	26.3	24.1	38.6	35.0
Discontinued operations	(1.9)	35.3	(13.1)	(72.0)

Net income attributable to shareholders	$85.1	$45.1	$186.6	$29.4

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and subscription over-the-top video services, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and subscription over-the-top video services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Revenues	$971.7	$887.8	$2,858.7	$2,654.0
Employee costs	160.7	154.0	518.6	478.4
Purchase of goods and services	419.6	372.0	1,260.2	1,118.9
Depreciation and amortization	168.6	165.0	517.1	487.9
Financial expenses	80.7	85.1	249.3	266.0
(Gain) loss on valuation and translation of financial instruments	(53.8)	25.2	(94.6)	1.5
Gain on litigation, restructuring of operations and other special items	(135.0)	2.2	(124.9)	5.3
Impairment of goodwill and other assets	197.0	51.0	227.0	81.0
Loss on debt refinancing	—	—	12.1	18.7

Income before income taxes	133.9	33.3	293.9	196.3
Income taxes (recovery):
Current	31.0	58.5	54.7	90.2
Deferred	14.1	(32.4)	17.8	(17.2)

	45.1	26.1	72.5	73.0

Income from continuing operations	88.8	7.2	221.4	123.3
(Loss) income from discontinued operations	(2.7)	46.4	(18.8)	(97.4)

Net income	$86.1	$53.6	$202.6	$25.9

Income (loss) from continuing operations attributable to
Shareholders	$87.0	$9.8	$199.7	$101.4
Non-controlling interests	1.8	(2.6)	21.7	21.9

Net income (loss) attributable to
Shareholders	$85.1	$45.1	$186.6	$29.4
Non-controlling interests	1.0	8.5	16.0	(3.5)

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.71	$0.08	$1.63	$0.82
From discontinued operations	(0.02)	0.29	(0.11)	(0.58)
Net income	0.69	0.37	1.52	0.24
Diluted:
From continuing operations	0.27	0.08	0.83	0.82
From discontinued operations	(0.01)	0.29	(0.10)	(0.58)
Net income	0.26	0.37	0.73	0.24

Weighted average number of shares outstanding (in millions)	122.7	122.9	122.8	123.0
Weighted average number of diluted shares (in millions)	143.7	122.9	143.8	123.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Income from continuing operations	$88.8	$7.2	$221.4	$123.3

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	70.2	1.1	45.3	(7.2)
Deferred income taxes	(20.2)	(11.9)	(34.3)	(11.2)
Reclassification to income:
Gain related to cash flow hedges	—	—	(3.9)	(10.8)
Deferred income taxes	—	—	(0.4)	0.4

	50.0	(10.8)	6.7	(28.8)

Comprehensive income (loss) from continuing operations	138.8	(3.6)	228.1	94.5
(Loss) income from discontinued operations	(2.7)	46.4	(18.8)	(97.4)
Other comprehensive loss from discontinued operations	—	(1.5)	—	(1.7)

Comprehensive income (loss)	$136.1	$41.3	$209.3	$(4.6)

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$127.5	$1.7	$207.7	$79.7
Non-controlling interests	11.3	(5.3)	20.4	14.8

Comprehensive income (loss) attributable to
Shareholders	$125.6	$35.9	$194.6	$6.4
Non-controlling interests	10.5	5.4	14.7	(11.0)

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended September 30, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$754.2	$226.5	$16.2	$(25.2)	$971.7
Employee costs	83.7	65.0	3.7	8.3	160.7
Purchase of goods and services	319.4	118.2	17.6	(35.6)	419.6

Adjusted operating income[1]	351.1	43.3	(5.1)	2.1	391.4

Depreciation and amortization					168.6
Financial expenses					80.7
Gain on valuation and translation of financial instruments					(53.8)
Gain on litigation, restructuring of operations and other special items					(135.0)
Impairment of goodwill and other assets					197.0

Income before income taxes					$133.9

Additions to property, plant and equipment	$177.8	$9.1	$4.0	$0.2	$191.1
Additions to intangible assets	22.7	2.4	34.3	1.2	60.6

Three months ended September 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$711.2	$186.8	$12.1	$(22.3)	$887.8
Employee costs	82.4	58.9	2.3	10.4	154.0
Purchase of goods and services	288.9	103.6	11.0	(31.5)	372.0

Adjusted operating income[1]	339.9	24.3	(1.2)	(1.2)	361.8

Depreciation and amortization					165.0
Financial expenses					85.1
Loss on valuation and translation of financial instruments					25.2
Restructuring of operations and other special items					2.2
Impairment of goodwill and other assets					51.0

Income before income taxes					$33.3

Additions to property, plant and equipment	$163.2	$8.3	$1.1	$—	$172.6
Additions to intangible assets	16.0	1.8	—	0.8	18.6

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Nine months ended September 30, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,229.9	$665.7	$45.0	$(81.9)	$2,858.7
Employee costs	267.2	215.1	10.4	25.9	518.6
Purchase of goods and services	925.9	401.9	43.9	(111.5)	1,260.2

Adjusted operating income[1]	1,036.8	48.7	(9.3)	3.7	1,079.9

Depreciation and amortization					517.1
Financial expenses					249.3
Gain on valuation and translation of financial instruments					(94.6)
Gain on litigation, restructuring of operations and
other special items					(124.9)
Impairment of goodwill and other assets					227.0
Loss on debt refinancing					12.1

Income before income taxes					$293.9

Additions to property, plant and equipment	$481.0	$24.8	$8.7	$0.3	$514.8
Additions to intangible assets	281.2	6.5	34.6	2.8	325.1

Nine months ended September 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,104.1	$574.2	$37.7	$(62.0)	$2,654.0
Employee costs	255.9	190.0	7.3	25.2	478.4
Purchase of goods and services	840.4	337.4	34.4	(93.3)	1,118.9

Adjusted operating income[1]	1,007.8	46.8	(4.0)	6.1	1,056.7

Depreciation and amortization					487.9
Financial expenses					266.0
Loss on valuation and translation of financial instruments					1.5
Restructuring of operations and other special items					5.3
Impairment of goodwill and other assets					81.0
Loss on debt refinancing					18.7

Income before income taxes					$196.3

Additions to property, plant and equipment	$462.2	$23.4	$3.9	$0.3	$489.8
Additions to intangible assets	271.1	6.8	—	1.5	279.4

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, gain on litigation, restructuring of operations and other special items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and (loss) income from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss		Total equity
Balance as of December 31, 2013	$328.9	$2.3	$291.4	$(23.1)	$595.9	$1,195.4
Net income (loss)	—	—	29.4	—	(3.5)	25.9
Other comprehensive loss	—	—	—	(23.0)	(7.5)	(30.5)
Repurchase of Class B Shares	(1.7)	—	(10.0)	—	—	(11.7)
Non-controlling interests acquisition	—	—	(0.1)	—	—	(0.1)
Dividends	—	—	(9.2)	—	(18.7)	(27.9)

Balance as of September 30, 2014	327.2	2.3	301.5	(46.1)	566.2	1,151.1
Net (loss) income	—	—	(59.5)	—	9.2	(50.3)
Other comprehensive loss	—	—	—	(18.3)	(10.0)	(28.3)
Dividends	—	—	(3.1)	—	(6.1)	(9.2)

Balance as of December 31, 2014	327.2	2.3	238.9	(64.4)	559.3	1,063.3
Net income	—	—	186.6	—	16.0	202.6
Other comprehensive income (loss)	—	—	—	8.0	(1.3)	6.7
Dividends	—	—	(11.7)	—	(18.5)	(30.2)
Repurchase of Class B Shares	(1.4)	—	(9.7)	—	—	(11.1)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests acquisition	—	—	(280.3)	(7.3)	(212.4)	(500.0)
Business acquisition	—	—	—	—	0.5	0.5

Balance as of September 30, 2015	$325.8	$2.3	$123.8	$(63.7)	$355.7	$743.9

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2015	2014	2015	2014
Cash flows related to operating activities
Income from continuing operations	$88.8	$7.2	$221.4	$123.3
Adjustments for:
Depreciation of property, plant and equipment	146.8	133.6	441.1	394.3
Amortization of intangible assets	21.8	31.4	76.0	93.6
(Gain) loss on valuation and translation of financial instruments	(53.8)	25.2	(94.6)	1.5
Impairment of goodwill and other assets	197.0	51.0	227.0	81.0
Loss on debt refinancing	—	—	12.1	18.7
Amortization of financing costs and long-term debt discount	1.6	1.9	5.4	6.8
Deferred income taxes	14.1	(32.4)	17.8	(17.2)
Other	0.4	0.3	2.8	1.5

	416.7	218.2	909.0	703.5
Net change in non-cash balances related to operating activities	(94.2)	142.4	(260.2)	29.5

Cash flows provided by continuing operating activities	322.5	360.6	648.8	733.0

Cash flows related to investing activities
Non-controlling interests acquisition	(500.0)	—	(500.0)	—
Business acquisitions	(1.2)	(0.1)	(92.0)	(0.7)
Business disposals	12.1	111.6	316.3	185.3
Additions to property, plant and equipment	(191.1)	(172.6)	(514.8)	(489.8)
Additions to intangible assets	(60.6)	(18.6)	(325.1)	(279.4)
Proceeds from disposals of assets	0.5	0.7	2.4	2.6
Other	(13.3)	0.3	(13.0)	0.5

Cash flows used in continuing investing activities	(753.6)	(78.7)	(1,126.2)	(581.5)

Cash flows related to financing activities
Net change in bank indebtedness	45.5	0.2	41.6	0.1
Net change under revolving facilities	357.0	(15.2)	351.4	(16.2)
Issuance of long-term debt, net of financing fees	370.1	—	370.1	654.5
Repayments of long-term debt	(414.2)	(6.4)	(645.8)	(734.1)
Settlement of hedging contracts	21.2	—	34.3	(64.6)
Issuance of shares of a subsidiary to non-controlling interests	—	—	12.1	—
Repurchase of Class B Shares	(4.8)	—	(11.1)	(11.7)
Dividends	(4.3)	(3.0)	(11.7)	(9.2)
Dividends paid to non-controlling interests	(6.2)	(6.2)	(18.5)	(18.7)

Cash flows provided by (used in) continuing financing activities	364.3	(30.6)	122.4	(199.9)

Net change in cash and cash equivalents from continuing operations	(66.8)	251.3	(355.0)	(48.4)
Cash flows (used in) provided by discontinued operations	(1.4)	8.4	(21.4)	25.2
Cash and cash equivalents at beginning of period	87.1	193.7	395.3	476.6

Cash and cash equivalents at end of period	$18.9	$453.4	$18.9	$453.4

Cash and cash equivalents consist of
Cash	$16.0	$224.0	$16.0	$224.0
Cash equivalents	2.9	229.4	2.9	229.4

	$18.9	$453.4	$18.9	$453.4

Interest and taxes reflected as operating activities
Cash interest payments	$34.5	$30.0	$194.1	$203.7
Cash income tax payments (net of refunds)	34.4	20.6	134.0	99.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30	December 31
	2015	2014
Assets
Current assets
Cash and cash equivalents	$18.9	$395.3
Accounts receivable	608.4	449.4
Income taxes	13.2	6.7
Inventories	224.0	212.2
Prepaid expenses	53.5	38.0
Assets held for sale	—	398.1

	918.0	1,499.7
Non-current assets
Property, plant and equipment	3,378.6	3,430.4
Intangible assets	1,154.1	945.8
Goodwill	2,682.8	2,714.6
Derivative financial instruments	943.5	400.9
Deferred income taxes	25.3	7.8
Other assets	99.9	79.3

	8,284.2	7,578.8

Total assets	$9,202.2	$9,078.5

Liabilities and equity
Current liabilities
Bank indebtedness	$46.8	$5.2
Accounts payable and accrued charges	593.3	650.2
Provisions	59.5	56.7
Deferred revenue	313.4	283.0
Income taxes	11.4	85.5
Derivative financial instruments	—	0.9
Current portion of long-term debt	19.5	230.1
Liabilities held for sale	—	97.9

	1,043.9	1,409.5
Non-current liabilities
Long-term debt	5,831.7	5,048.2
Derivative financial instruments	156.1	101.9
Convertible debentures	500.0	500.0
Other liabilities	329.2	426.8
Deferred income taxes	597.4	528.8

	7,414.4	6,605.7
Equity
Capital stock	325.8	327.2
Contributed surplus	2.3	2.3
Retained earnings	123.8	238.9
Accumulated other comprehensive loss	(63.7)	(64.4)

Equity attributable to shareholders	388.2	504.0
Non-controlling interests	355.7	559.3

	743.9	1,063.3

Total liabilities and equity	$9,202.2	$9,078.5

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2015

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2015

Net Income Attributable to Shareholders

	3rd Quarter		YTD
	2015	2014	2015	2014
Net income per share (basic)	$0.69	$0.37	$1.52	$0.24
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.60	$0.47	$1.48	$1.29

Reconciliation of earnings per share

	3rd Quarter		YTD
	2015	2014	2015	2014
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.60	$0.47	$1.48	$1.29
Other adjusments[1]:
Unusual items	(0.31)	(0.17)	(0.59)	(0.44)
Gain (loss) on valuation and translation of financial instruments	0.42	(0.22)	0.74	(0.03)
Discontinued operations	(0.02)	0.29	(0.11)	(0.58)

Total	0.09	(0.10)	0.04	(1.05)

Reported net income per share (basic)	$0.69	$0.37	$1.52	$0.24

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2015

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$26.9
Mortgage loan due in 2017		32.2

		$59.1

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$—
Term Loan B due in 2020		455.1
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,131.9
6 5/8% Senior Notes due in 2023		500.0

		2,412.0

Videotron Ltd.
Revolving credit facility due in 2020 – Secured (availability: $615)		369.7
Revolving credit facility due in 2020 – Unsecured (availability: $350)		—
Export Financing due in 2018		32.1
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		1,067.6
5 3/8% Senior Notes due in 2024		800.7
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0

		3,345.1

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		74.9

		74.9

Other debt		0.8

Total Quebecor Media Inc.		$5,832.8

TOTAL LONG TERM DEBT		$5,891.9

Bank indebtedness – QI		0.1
Bank indebtedness – QMI		46.7
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		607.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(777.0)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		18.9
Videotron Ltd.	$3.0
Other 100% owned subsidiaries	3.0
TVA Group Inc.	12.9

		$18.9

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2015, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments" in Quebecor Media Inc. and Quebecor Inc.'s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2015

Operating Results

	2015			2014
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue Generating Units ('000) [1]	5,605.9	5,520.1	5,507.2	5,479.2	5,420.2
Mobile Telephony Lines ('000) [2]	742.5	702.9	662.1	632.8	590.4
Homes Passed ('000)	2,799.8	2,793.6	2,783.8	2,777.3	2,767.1
Cable Internet Subscribers ('000) [2]	1,559.5	1,539.1	1,543.1	1,537.5	1,533.8
Penetration of Homes Passed [2]	55.7%	55.1%	55.4%	55.4%	55.4%
Basic Subscribers ('000)	1,745.9	1,747.6	1,770.6	1,782.2	1,796.3
Penetration of Homes Passed	62.4%	62.6%	63.6%	64.2%	64.9%
Digital Set-Top Boxes ('000)	2,661.1	2,641.1	2,632.3	2,610.9	2,556.7
Digital Subscribers ('000)	1,564.6	1,552.8	1,555.5	1,553.6	1,544.9
Penetration of Homes Passed	55.9%	55.6%	55.9%	55.9%	55.8%
Cable Telephony Lines ('000) [2]	1,329.5	1,337.7	1,344.6	1,349.0	1,356.0
Penetration of Homes Passed [2]	47.5%	47.9%	48.3%	48.6%	49.0%
Over-the-Top Video Subscribers ('000) [2]	228.5	192.8	186.8	177.7	143.7

	3rd Quarter			YTD
	2015	2014	VAR	2015	2014	VAR
(in millions)
Revenues
Cable Television	$260.2	$264.8	-1.7%	$790.3	$806.7	-2.0%
Internet	231.4	216.1	7.1%	681.2	638.6	6.7%
Cable Telephony	113.4	118.5	-4.3%	346.5	354.6	-2.3%
Mobile Telephony	106.5	75.7	40.7%	292.1	204.2	43.0%
Business Solutions	17.8	16.2	9.9%	51.0	48.9	4.3%
Other	22.8	17.4	31.0%	62.1	43.6	42.4%

Videotron	752.1	708.7	6.1%	2,223.2	2,096.6	6.0%

Retail and Eliminations	2.1	2.5	-16.0%	6.7	7.5	-10.7%

Total Telecommunications Revenues	$754.2	$711.2	6.0%	$2,229.9	$2,104.1	6.0%

EBITDA
Videotron	$350.3	$338.8	3.4%	$1,034.4	$1,004.5	3.0%
Retail	0.8	1.1	-27.3%	2.4	3.3	-27.3%

Total Telecommunications EBITDA	$351.1	$339.9	3.3%	$1,036.8	$1,007.8	2.9%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$62.1	$66.6		$180.1	$161.7
Scalable Infrastructure	77.9	57.3		182.4	172.2
Line Extensions	14.8	14.3		41.5	43.5
Upgrade / Rebuild	13.0	18.2		49.6	51.8
Support Capital and Other	32.7	22.8		308.6	304.1

Total Telecommunications	$200.5	$179.2	11.9%	$762.2	$733.3	3.9%

Mobile Telephony ARPU	$49.08	$44.14		$47.43	$41.91
Total ARPU	$136.94	$126.02		$134.19	$123.77
Mobile Telephony Acquisition Costs	$472	$484

1	Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.
[2]	Customer statistics have been restated for 2014 to reflect certain adjustments to product definitions.

MEDIA

Supplementary Disclosure

September 30, 2015

Operating Results

	3rd Quarter			YTD
	2015	2014	VAR	2015	2014	VAR
Lineage ('000)
Paid Urban Dailies	6,869	8,185	-16.1%	22,542	25,714	-12.3%

(in millions)
Revenues
Advertising	$26.3	$31.8	-17.3%	$86.7	$100.4	-13.6%
Circulation	10.4	10.6	-1.9%	31.0	32.0	-3.1%
Digital	3.0	2.7	11.1%	9.5	9.0	5.6%
Other	12.8	14.4	-11.1%	40.0	47.9	-16.5%

Newspaper Publishing Revenues	52.5	59.5	-11.8%	167.2	189.3	-11.7%

Advertising	45.0	45.2	-0.4%	180.9	170.9	5.9%
Subscription	27.9	18.2	53.3%	82.4	49.5	66.5%
Other	14.3	15.4	-7.1%	42.3	43.6	-3.0%

Broadcasting Revenues	87.2	78.8	10.7%	305.6	264.0	15.8%

Other [1]	86.8	48.5	79.0%	192.9	120.9	59.6%

Total Media Revenues	$226.5	$186.8	21.3%	$665.7	$574.2	15.9%

Urban Dailies	$38.6	$44.0	-12.3%	$123.6	$137.2	-9.9%
Portals	1.3	1.4	-7.1%	4.3	5.0	-14.0%
Other	12.6	14.1	-10.6%	39.3	47.1	-16.6%

Newspaper Publishing Revenues	$52.5	$59.5	-11.8%	$167.2	$189.3	-11.7%

EBITDA
Newspaper Publishing	$3.8	$7.7	-50.6%	$12.8	$19.5	-34.4%
Broadcasting	19.5	4.8	306.3%	11.6	14.7	-21.1%
Other	20.0	11.8	69.5%	24.3	12.6	92.9%

Total Media EBITDA	$43.3	$24.3	78.2%	$48.7	$46.8	4.1%

[1]

Includes the publishing and distribution of books and magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2015

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.1%	81.1%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2015

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the third quarter of 2015, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2015 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: November 6, 2015